EXHIBIT 99.1

Innate Pharma reports Full Year 2023 Financial Results and Business Update

•     Positive final results of lacutamab TELLOMAK Phase 2 trial in Sézary syndrome presented at ASH Annual Meeting 2023; final data in mycosis fungoides to be shared at an upcoming medical congress
•    Licensing of a fourth NK cell engager ANKET® by Sanofi, triggering a €15m payment to Innate; ANKET® partnered assets progressing well with two molecules in clinical trials
•    First patient dosed in Phase 1/2 clinical trial with IPH6501, a proprietary second generation ANKET® in B-cell Non-Hodgkin’s Lymphoma
•    IPH45, a pre-IND anti-Nectin-4 Antibody Drug Conjugate, selected for oral presentation at AACR 2024
•    New Executive Board formed with Hervé Brailly, interim Chief Executive Officer, Yannis Morel, Chief Operating Officer, Sonia Quaratino, Chief Medical Officer, and Arvind Sood, President of US Operations
•    Cash position of €102.3 million as of December 31, 2023 excluding the €15m from Sanofi, anticipated cash runway to end of 2025
•    Conference call to be held today at 2:00 p.m. CET / 9:00 a.m. EDT

Marseille, France, March 21, 2024, 7:00 AM CET
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the year ending December 31, 2023. The consolidated financial statements are attached to this press release.

“We ended 2023 with a cash runway to the end of 2025 and achieved significant milestones in advancing our pipeline," said Hervé Brailly, Chief Executive Officer ad interim of Innate Pharma. "We reported positive data with lacutamab in Sézary syndrome, began Phase 1 testing of our proprietary, second-generation ANKET® IPH6501 and secured further validation of our ANKET® platform with Sanofi having licensed four ANKET® candidates for hematologic malignancies and solid tumors. The Phase 3 trial for monalizumab in non-small lung cancer that is being led by Astra Zeneca continues to advance. Looking ahead to 2024, we expect notable milestones including final results from the TELLOMAK Phase 2 trial with lacutamab in mycosis fungoides, and progressing our first proprietary ADC program, IPH45 towards an IND filing.”

Webcast and conference call will be held today at 2:00pm CET (9:00am EDT)
Access to live webcast:
https://events.q4inc.com/attendee/435604632

Participants may also join via telephone using the registration link below:
https://registrations.events/direct/Q4I409542

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):
Cutaneous T Cell lymphoma
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•Innate reported positive final data from the Phase 2 TELLOMAK study in Sézary syndrome at the American Society of Hematology (ASH) 2023 Annual Congress. Data demonstrate that lacutamab showed robust clinical activity and an overall favorable safety profile. In this heavily pre-treated population, post-mogamulizumab, with a median of five prior lines of therapy, the global confirmed objective response rate (ORR) was 37.5% (21/56). Confirmed ORR in the skin was 46.4% (26/56) and confirmed ORR in the blood was 48.2% (27/56). Median progression-free survival was 8.0 months (95% confidence interval [CI] 4.7-21.2).
•In 2023, Innate reported interim data with lacutamab in mycosis fungoides (MF) patients at the EORTC Cutaneous Lymphoma Tumour Group Annual Meeting (September 2023) and the 17th International Conference on Malignant Lymphoma (June 2023). The interim data set confirmed clinical activity and favorable safety profile of lacutamab in line with the Phase 1 data.
▪The top-line results in MF patients are currently being analyzed and Innate intends to present the data in 2024 at a medical conference.
•In January 2024, Innate announced that the US Food and Drug Administration (FDA) has lifted the partial clinical hold previously placed on the lacutamab IND on October 2023 following a patient death in the TELLOMAK study. The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated.
Peripheral T Cell lymphoma (PTCL)
•Despite objective responses observed, the Company-sponsored Phase 1b clinical trial evaluating lacutamab as monotherapy in patients with KIR3DL2-expressing refractory/relapsing PTCL will not be reopened to recruitment as the prespecified threshold for meaningful clinical activity was not reached.
•At the ASH Annual Congress 2023, Innate presented a poster with preclinical data demonstrating a synergistic effect between lacutamab and chemotherapy in preclinical models of PTCL, supporting the rationale for combination strategy in this clinical indication.
•The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing.

ANKET® (Antibody-based NK cell Engager Therapeutics):
ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes five public drug candidates born from the ANKET® platform: SAR443579 (SAR’579/IPH6101) (CD123-targeted), SAR445514 (SAR’514/IPH6401) (BCMA-targeted), IPH62 (B7-H3-targeted), IPH67 (target undisclosed, solid tumors) and tetra-specific IPH6501 (CD20-targeted with IL-2v). Several other undisclosed proprietary preclinical targets are being explored.
SAR’579, SAR’514, IPH62 and IPH67 (partnered with Sanofi)
SAR443579/IPH6101
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•The Phase 1/2 clinical trial by Sanofi is progressing well, evaluating SAR443579 / IPH6101, a trifunctional anti-CD123 NKp46×CD16 NK cell engager and ANKET® platform lead asset, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).
◦At the ASH Annual Congress 2023, Sanofi reported updated efficacy and safety results and data across all dose levels tested for SAR443579. As of October 23, 2023, 43 patients (42 R/R AML and 1 HR-MDS) across 8 Dose Levels (DLs) at 10 – 6000 μg/kg/dose were included. Patients had received a median of 2.0 (1.0 – 10.0) prior lines of treatment with 13 patients (30.2%) reporting prior hematopoietic stem cell transplantation and 36 patients (83.7%) with prior exposure to venetoclax. In DLs with a highest dose of 1000 μg/kg QW, 5/15 AML (33.3%) patients achieved a CR (4 CR / 1 CRi) as of the cut-off date. As of the data cut-off on October 23, 2023, two responders remain in remission after more than 12 and 14 months of treatment. SAR443579 was well tolerated up to doses of 6000 μg/kg QW with observed clinical benefit in patients with R/R AML. The results are consistent with the predicted favorable safety profile.
◦Preliminary Pharmacokinetics (PK) and Pharmacodynamic (PD) Analysis of the CD123 NK Cell Engager SAR’579/IPH6101 in patients with relapsed or refractory AML, B-ALL or HR-MDS were presented during the ESMO (European Society for Medical Oncology) Congress 2023.
•The U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for SAR’579 / IPH6101 for the treatment of acute myeloid leukemia.
SAR’514/IPH6401
•The Phase 1/2 clinical trial with SAR’514 / IPH6401, a trifunctional anti-BCMA Nkp46xCD16 NK cell engager, led by Sanofi, in patients with Relapsed/Refractory Multiple Myeloma and Relapsed/Refractory Light-chain Amyloidosis is ongoing.
IPH62
•As announced on December 19, 2022, Sanofi licensed IPH62, a NK cell engager program targeting B7-H3 from Innate’s ANKET® platform. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization. Under the terms of the research collaboration and license agreement signed in December 2022, Innate received a €25m upfront payment and is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.
IPH67
•In December 2023, Sanofi exercised its option to license a NK cell engager program in solid tumors from Innate’s ANKET® platform pursuant to the terms of the research collaboration and license agreement signed in December 2022. Following a research collaboration period, Sanofi will be responsible for all development, manufacturing and commercialization. Sanofi still retains the option to one additional ANKET® target. Innate received a €15m payment as option exercise.

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IPH6501 (proprietary)
•In March 2024 the first patient was dosed in the Phase 1/2 clinical trial evaluating IPH6501, Innate’s proprietary CD20-targeted IL-2v bearing second-generation ANKET® in B cell Non-Hodgkin’s lymphoma (B-NHL). The study is ongoing and planned to enroll up to 184 patients.
•Innate presented preclinical data on IPH6501 at the European Hematology Association (EHA) 2023 congress. In preclinical settings, IPH6501 was shown to induce NK cell proliferation and to trigger high NK cell cytotoxicity against CD20+ target cells in in vitro assays, in ex vivo assays with relapse/refractory (R/R) B-NHL patient samples who received at least one prior treatment, as well as in in vivo studies in non-human primates. A surrogate of IPH6501 mediated a potent anti-tumor activity in vivo in CD20+ tumor models in mice. In addition, in ex vivo assays with R/R B-NHL patient samples, IPH6501 was shown to be more efficient than a T-cell engager targeting CD20.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:
•The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing.

IPH5201 (anti-CD39), partnered with AstraZeneca:
•The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing and recruitment is on track.

IPH5301 (anti-CD73):
•The investigator-sponsored CHANCES Phase 1 trial of IPH5301 by Institut Paoli-Calmettes is ongoing.

Antibody Drug Conjugates:
•Fueling its R&D pipeline, Innate continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and exploring Antibody Drug Conjugates (ADC) formats. Beyond its proprietary programs, Innate has an ongoing agreement with Takeda on ADCs.

IPH45 (Nectin-4 ADC):
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•IPH45 is Innate’s proprietary Nectin-4 targeting antibody drug conjugate including a Topoisomerase I inhibitor payload. IPH45 continues towards IND filing this year.
•Innate will share first preclinical data with IPH45 in an oral presentation at the American Association for Cancer Research (AACR) 2024.
Takeda license agreement:
•In April 2023, Innate announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Under the terms of the license agreement, Innate received a $5m upfront payment and is eligible to receive up to $410m in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license.

Corporate Update:
•On April 26, 2023, Innate announced the establishment of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate. As of December 31, 2023, the balance available under our April 2023 sales agreement remains at $75 million.
•Dr. Sonia Quaratino, MD, PhD, has been appointed as Executive Vice President and Chief Medical Officer of Innate Pharma, effective October 2023.
•On December 18, 2023, Innate announced that Mondher Mahjoubi has resigned from his position as Chief Executive Officer (CEO) and Chairman of the Executive Board of the Company, effective as of January 2024. Hervé Brailly, Innate Pharma’s Chairman of the Supervisory Board, former CEO and co-founder was appointed as interim CEO and Chairman of the Executive Board while a permanent successor is sought.
•Irina Staatz-Granzer, who has been Vice-Chairwoman of the Supervisory Board for several years was appointed Chairwoman of the Supervisory Board.

Post period event
•Early January 2024, Innate announced that it has strengthened the Company’s leadership and corporate governance with the appointment of two new Executive Board members. Arvind Sood, Executive Vice President (EVP), President of US Operations, Dr Sonia Quaratino, EVP, Chief Medical Officer, joining Hervé Brailly, interim Chief Executive Officer and Yannis Morel, EVP, appointed Chief Operating Officer.
•Innate announced that Arvind Sood had joined the Company in a newly created position of Executive Vice President and President of US Operations.

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Financial highlights for 2023:
The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2023 are as follows:
•Cash, cash equivalents, short-term investments and financial assets amounting to €102.3 million (€m) as of December 31, 2023 (€136.6m as of December 31, 2022), including financial instruments amounting to €9.8m (€35.1m as of December 31, 2022). Cash, cash equivalents as of December 31, 2023 do not include the €15.0 million payment made by Sanofi following the exercise of the license option announced in December 2023. This amount was received by the Company in January 2024.
•As of December 31, 2023, financial liabilities amount to €39.9m (€42.3m as of December 31, 2022). This change is mainly due to loan repayments.
•Revenue and other income from continuing operations amounted to €61.6m in 2023 (2022: €57.7m, +6.9%). It mainly comprises revenue from collaboration and licensing agreements (€51.9m in 2023 vs €49.6m in 2022, +4.7%), and research tax credit (€9.7m in 2023 vs €7.9m in 2022, +22.8%):
◦Revenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda. They results from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda. They are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements:
▪(i) Revenue from collaboration and licensing agreements for monalizumab decreased by €12.9m to €9.5m in 2023 ( €22.4m in 2022). This change mainly results from the transaction price increase of €13.4m ($14.0m), in the first half of 2022, triggered by the launch of the “PACIFIC-9” Phase 3 trial announced on April 29, 2022. As a reminder, this increase in the transaction price generated a €12.6 million favorable cumulative adjustment in the revenue related to monalizumab agreements as of December 31,2022;

▪(ii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 amounted €34.7m as of December 31, 2023. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0m in March 2023, including €18.5m for the exclusive license, €1.5m for the research work and €5.0m for the two additional targets options, for which the Company will recognize the related revenues either at the reporting date or three years after the effective date. The €18.5m upfront payment relating to the exclusive license has been fully recognized in revenue since June 30, 2023. On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform. This decision triggered a milestone payment of €15.0m, including €13.3m for
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the exclusive license, fully recognized in revenue as of December 31, 2023, and €1.7m for research work to be carried out by the Company as well as the recognition in revenue of an amount of €2.5m initially received in March 2023 in connection with this option;

▪(iii) Revenue related to the license and collaboration agreement signed with Sanofi in 2016 decreased by €2.0m, to €2.0m for year ended December 31, 2023, as compared to €4.0m for year ended December 31, 2022. The Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating SAR'514/IPH6401 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since of June 30, 2023. This amount was received by the Company on July 21, 2023. As a reminder, the revenue recognized 2022 mainly resulted from Sanofi's decision to advance SAR'514/IPH6401 into investigational new drug (IND)- enabling studies. This decision triggered a €3.0 million milestone payment from Sanofi to the Company, fully recognized in revenue as of June 30, 2022;

▪(iv) Revenue related to the licensing agreement signed with Takeda in 2023 amounted €4.6m for year ended December 31, 2023. On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0m (or €4.6m) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023.

◦The research tax credit (CIR) of €9.7m of as December 31, 2023 (€7.9m for year ended December 31 December, 2022, including 2022 fiscal year CIR for an amount of €9.2 million reduced by €1.3 million related to a provision following the tax inspection carried out in 2022 by the French tax authorities).
•Operating expenses from continuing operations and before impairment amounted to €74.3m in 2023 (2022: €74.1m, +0.3%):
◦General and administrative (G&A) expenses from continuing activities amounted to €18.3m in 2023 (2022: €22.4m, -18.5%). This variation results cumulatively from (i) a reduction in personnel expenses, (ii) a reduction in non-scientific fees, (iii) the pursuit of cost savings (reduction in office space), (iv) a reclassification of expenses relating to the support of R&D laboratory activities (maintenance, depreciation of R&D equipment) in the amount of €1.0 million.
◦Research and development (R&D) expenses from continuing activities amounted to €56.0m in 2023 (2022: €51.7m, +8.4%). This change was mainly due to an increase in direct research and development expenses, notably for non-clinical development programs, partially offset by a decrease
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in expenses for clinical programs over the period. Indirect research and development expenses increased, mainly in the fields of personnel costs and depreciation, amortization and impairment.
•As a reminder, as of December 31, 2022, the Company recognized the full impairment of the avdoralimab intangible asset (anti-C5aR rights) for an amount of €41,0m (non-cash expense) following the Company’s decision to stop avdoralimab development in bullous pemphigoid indication in inflammation.
•A net financial income of €5.1m in 2023 (2022: €0.5m loss).

•Net income from Lumoxiti discontinued operations are nil for year ended December 31, 2023 as compared to a net loss of €0.1m for year ended December 31, 2022 corresponding to residual costs associated with the transfer of activities to AstraZeneca. This transfer has now been completed.
•A net loss of €7.6m in 2023 (2022: net loss of €58.1m).
The table below summarizes the IFRS consolidated financial statements as of and for the year ended December 31, 2023, including 2022 comparative information.

In thousands of euros, except for data per share	December 31, 2023	December 31, 2022
Revenue and other income	61,641	57,674
Research and development	(56,022)	(51,663)
Selling, general and administrative	(18,288)	(22,436)
Total operating expenses	(74,310)	(74,099)
Operating income (loss) before impairment	(12,669)	(57,425)
Impairment of intangible asset	—	(41,000)
Operating income (loss) after impairment	(12,669)	(57,425)
Net financial income (loss)	5,099	(546)
Income tax expense	~~—~~	~~—~~
Net income (loss) from continuing operations	(7,570)	(57,972)
Net income (loss) from discontinued operations	—	(131)
Net income (loss)	(7,570)	(58,103)
Weighted average number of shares outstanding (in thousands)	80,453	79,640
Basic income (loss) per share	(0.09)	(0.73)
Diluted income (loss) per share	(0.09)	(0.73)
Basic income (loss) per share from continuing operations	(0.09)	(0.73)
Diluted income (loss) per share from continuing operations	(0.09)	(0.73)
Basic income (loss) per share from discontinued operations	—	—
Diluted income (loss) per share from discontinued operations	—	—

	December 31, 2023	December 31, 2021
Cash, cash equivalents and financial asset	102,252	136,604
Total assets	184,193	207,863
Shareholders’ equity	51,901	54,151
Total financial debt	39,893	42,251

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About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu

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